UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Bumble Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

12047B105

(CUSIP Number)

Bumble Inc.

1105 West 41st Street

Austin, Texas 78756

Attn: Laura Franco, Chief Legal Officer

Tel: (512) 696-1409

with a copy to:

Evan Rosen, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Tel: (212) 450-4505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12047B105

1	NAMES OF REPORTING PERSONS Whitney Wolfe Herd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,494,691
	8	SHARED VOTING POWER 604,650
	9	SOLE DISPOSITIVE POWER 21,494,691
	10	SHARED DISPOSITIVE POWER 604,650
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,099,341
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 12047B105

1	NAMES OF REPORTING PERSONS Beehive Holdings II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 515,836
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 515,836
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,836
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 12047B105

1	NAMES OF REPORTING PERSONS Beehive Holdings III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,978,855
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,978,855
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,978,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of Bumble Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1105 West 41st Street, Austin, Texas 78756.

Item 2.	Identity and Background

(a)-(b) This Schedule 13D is being filed by: (i) Whitney Wolfe Herd, a United States citizen, (ii) Beehive Holdings II, LP, a Delaware limited partnership, and (iii) Beehive Holdings III, LP, a Delaware limited partnership (collectively, the “Reporting Persons”).

The address of the principal business office of each of the Reporting Persons is c/o Bumble Inc., 1105 West 41st Street, Austin, Texas 78756.

(c) The principal business of Ms. Wolfe Herd is serving as the Chief Executive Officer and as a director of the Issuer. The principal business of each of Beehive Holdings II, LP and Beehive Holdings III, LP (together, the “Beehive Entities”) is holding securities of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

On February 10, 2021, in connection with the Issuer’s initial public offering, the Issuer reclassified the partnership interests of Buzz Holdings L.P. and engaged in a series of restructuring transactions as a result of which the Reporting Persons received the following: (i) Beehive Holdings II, LP received one share of Class B common stock of the Issuer (“Class B Common Stock”), and 5,894,311 Incentive Units of Buzz Holdings L.P. (“Incentive Units”) and (ii) Beehive Holdings III, LP received one share of Class B Common Stock and 20,978,855 common units of Buzz Holdings L.P. (“Common Units”), which are exchangeable for shares of Class A Common Stock on a one-for-one basis.

On February 16, 2021 the following shares of Class A Common Stock were purchased in the Issuer’s initial public offering at the public offering price of $43.00 per share: (x) Ms. Wolfe Herd’s spouse purchased 465,116 shares of Class A Common Stock, (y) a trust of which Ms. Wolfe Herd’s spouse is the trustee purchased 23,255 shares of Class A Common Stock, and (z) a foundation over which Ms. Wolfe Herd’s spouse may be deemed to have shared voting and dispositive power purchased 116,279 shares of Class A Common Stock. These shares were purchased with available cash on hand.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Class A Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

In her capacity as Chief Executive Officer and a director of the Issuer, Ms. Wolfe Herd intends to continue taking an active role in the Issuer’s management. Also, subject to applicable approvals from the compensation committee of the board of directors of the Board, Ms. Wolfe Herd may receive additional securities of the Issuer in connection with her compensation program. In addition, in her capacity as Chief Executive Officer, Ms. Wolfe Herd intends to be involved in approvals or recommendations with respect to the issuance of additional securities of the Issuer to other employees of the Issuer or its subsidiaries.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to the agreements described herein, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes that there were 115,343,526 shares of Class A Common Stock outstanding following the closing of the Issuer’s initial public offering on February 16, 2021, based on information set forth in the Issuer’s prospectus on Form 424B4 filed by the Issuer on February 12, 2021, and takes into account any shares of Class A Common Stock underlying Common Units and/or vested Incentive Units, as applicable.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Beehive Holdings II, LP directly holds one share of Class B Common Stock and vested Incentive Units, which are convertible into 515,836 Common Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis and Beehive Holdings III, LP directly holds one share of Class B Common Stock and 20,978,855 Common Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis. Ms. Wolfe Herd may also be deemed to have shared investment and voting power over the 465,116 shares of Class A Common Stock held directly by her spouse, 23,255 shares of Class A Common Stock held directly by a trust, of which Ms. Wolfe Herd’s spouse is the trustee, and 116,279 shares of Class A Common Stock held in a foundation over which Ms. Wolfe Herd’s spouse may be deemed to have shared voting and dispositive power.

In general, each share of Class A Common Stock entitles its holder to one vote on all matters on which Issuer stockholders are entitled to vote generally. Shares of Class B Common Stock have no economic rights but each share generally entitles each holder, without regard to the number of shares of Class B Common Stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units held by such holder on all matters on which Issuer stockholders are entitled to vote generally. Holders of shares of Class B Common Stock vote together with holders of Class A Common Stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Notwithstanding the foregoing, unless they elect otherwise, each of the Beehive Entities is entitled to outsized voting rights as follows. Until the High Vote Termination Date (as defined below), each share of Class A Common Stock held by them, if any, entitles such person to ten votes and each such Beehive Entity that holds Class B Common Stock is entitled, without regard to the number of shares of Class B Common Stock held by such Beehive Entity, to a number of votes equal to 10 times the aggregate number of Common Units held by such Beehive Entity. “High Vote Termination Date” means the earlier to occur of (i) seven years from the closing of the Issuer’s initial public offering and (ii) the date the parties to the Stockholders Agreement (as defined below) cease to own in the aggregate 7.5% of the outstanding shares of Class A Common Stock, assuming exchange of all Common Units. The Class A Common Stock held by Ms. Wolfe Herd’s spouse and the trust and foundation described above are entitled to one vote per share.

The general partner of Beehive Holdings II, LP is Beehive Holdings Management II, LLC. The general partner of Beehive Holdings III, LP is Beehive Holdings Management III, LLC. Ms. Wolfe Herd is the sole member of Beehive Holdings Management II, LLC and Beehive Holdings Management III, LLC.

The above excludes unvested Incentive Units and additional Common Units that Beehive Holdings III, LP may be entitled to receive 30 days following the closing of the Issuer’s initial public offering related to the settlement of a loan to Ms. Wolfe Herd (described below). In January 2020, in connection with the closing of a certain transaction, Buzz Holdings L.P. entered into a loan and security agreement with Beehive Holdings III, LP, pursuant to which Buzz Holdings L.P. loaned Beehive Holdings III, LP $119.0 million. In January 2021, Ms. Wolfe Held settled the outstanding balance of the loan plus accrued interest ($95.5 million) when Buzz Holdings L.P. distributed the loan in redemption of a portion of the Common Units held by Beehive Holdings III, LP (such Common Units, the “Loan Settlement Units”). No cash was rendered in this settlement. If the value of the Loan Settlement Units redeemed by Buzz Holdings L.P., determined using the volume-weighted average price of the Class A Common Stock on Nasdaq during the regular trading session as reported by Bloomberg L.P. for the 30-day period beginning on the date of the closing of the Issuer’s initial public offering (the “Applicable VWAP”), has exceeded the implied value of the Loan Settlement Units on the settlement date, Buzz Holdings L.P. must deliver or cause to be delivered to Beehive Holdings III, LP an amount of Common Units having a value based on the Applicable VWAP equal to such excess amount (such additional Common Units, the “Loan True Up Units”). In the event of such excess amount, the Loan True Up Units are intended to restore the interest of Beehive Holdings III, LP that would have been obtained had the value of the Loan Settlement Units been determined using the Applicable VWAP, as though the restored units had not been redeemed. If the Applicable VWAP were to equal $43.00 per share of Class A Common Stock, which is the Issuer’s initial public offering price, Beehive Holdings III, LP would be entitled to receive 2,445,060 Loan True Up Units.

By virtue of the Stockholders Agreement (as defined below), the Reporting Persons and affiliates of The Blackstone Group Inc. (“Blackstone”) are deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Blackstone and its affiliates are filing a separate Schedule 13D to report the Class A Common Stock that they may be deemed to beneficially own. Collectively, the Reporting Persons and Blackstone and its affiliates may be deemed to beneficially own in the aggregate 120,336,775 shares of Class A Common Stock, representing 65.1% of the outstanding Class A Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Class A Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders Agreement

On February 10, 2021, the Issuer, certain funds affiliated with Blackstone (the “Blackstone Funds”) and the Beehive Entities entered into a Stockholders Agreement (the “Stockholders Agreement”), which requires, among other things, the Issuer to nominate a number of individuals designated by the Blackstone Funds for election as directors at any meeting of the Issuer’s stockholders (each a “Sponsor Director”) such that, upon the election of each such individual, and each other individual nominated by or at the direction of the Board, as a director of the Issuer, the number of Sponsor Directors serving as directors of the Issuer will be equal to: (i) if the Blackstone Funds and the Accel Investor (as defined in the Stockholders Agreement) and their affiliates together continue to beneficially own at least 50% of the outstanding shares of Class A Common Stock, assuming exchange of all Common Units, the lowest whole number that is greater than 50% of the total number of directors comprising the Board; (ii) if the Blackstone Funds, the Accel Investor and their affiliates together continue to beneficially own at least 40% (but less than 50%) of the outstanding shares of Class A Common Stock, assuming exchange of all Common Units, the lowest whole number that is at least 40% of the total number of directors comprising the Board; (iii) if the Blackstone Funds, the Accel Investor and their affiliates together continue to beneficially own at least 30% (but less than 40%) of the outstanding shares of Class A Common Stock, assuming exchange of all Common Units, the lowest whole number that is at least 30% of the total number of directors comprising the Board; (iv) if the Blackstone Funds, the Accel Investor and their affiliates together continue to beneficially own at least 20% (but less than 30%) of the outstanding shares of Class A Common Stock, assuming exchange of all Common Units, the lowest whole number that is at least 20% of the total number of directors comprising the Board; and (v) if the Blackstone Funds, the Accel Investor and their affiliates together continue to beneficially own at least 5% (but less than 20%) of the outstanding shares of Class A Common Stock, assuming exchange of all Common Units, the lowest whole number that is at least 10% of the total number of directors comprising the Board. In addition, for so long as the Blackstone Funds, the Accel Investor and their affiliates together continue to beneficially own at least 5% of the outstanding shares of Class A Common Stock, assuming exchange of all Common Units, the Blackstone Funds will have the right to appoint a non-voting observer to attend meetings of the Board. For so long as the Stockholders Agreement remains in effect, Sponsor Directors may be removed only with the consent of the Blackstone Funds. In the case of a vacancy on the Board created by the removal or resignation of a Sponsor Director, the Stockholders Agreement will require the Issuer to nominate an individual designated by the Blackstone Funds for election to fill the vacancy. Additionally, the Blackstone Funds must consent to any increase or decrease in the total number of directors on the Board.

Additionally, the agreement grants Ms. Wolfe Herd the right to nominate one director to the Board for so long as she beneficially owns at least 50% of the Common Units beneficially owned by her as of January 29, 2020 (as appropriately adjusted for any stock split, stock dividend, combination, reclassification, recapitalization, merger, consolidation, exchange or the like).

The Blackstone Funds and the Beehive Entities agreed to vote for each other’s nominees to the Board pursuant to the terms of the Stockholders Agreement.

Registration Rights Agreement

On February 10, 2021, the Issuer, the Blackstone Funds and other parties thereto entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Issuer will provide for customary “demand” registrations and “piggyback” registration rights. The Registration Rights Agreement will also provide that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended.

Exchange Agreement

On February 10, 2021, the Issuer, Buzz Holdings L.P., the Beehive Entities and other parties thereto entered into an exchange agreement (the “Exchange Agreement”), pursuant to which Common Units of Buzz Holdings L.P. are exchangeable for shares of Class A Common Stock of the Issuer on a one-for-one basis, pursuant to the terms thereof.

Amended and Restated Limited Partnership Agreement of Buzz Holdings L.P.

Pursuant to the second amended and restated limited partnership agreement of Buzz Holdings L.P. (the “Buzz Holdings LPA”), subject to certain restrictions, the holders of vested Incentive Units will have the right to convert their vested Incentive Units into a number of Common Units of Buzz Holdings L.P. that will generally be equal to (a) the product of the number of vested Incentive Units to be converted with a given per unit participation threshold and then-current difference between the per share value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A Common Stock) and the per unit participation threshold of such vested Incentive Units divided by (b) the per unit value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A Common Stock). Common Units received upon conversion will be exchangeable on a one-for-one basis for shares of Class A Common Stock of the Issuer in accordance with the terms of the Exchange Agreement. An unvested Incentive Unit will not be exchangeable unless and until such Incentive Unit vests. The Incentive Units will automatically be converted into Common Units in accordance with the foregoing formula on February 10, 2028.

Pursuant to the Buzz Holdings LPA, certain actions of Buzz Holdings L.P. or its subsidiaries require the prior approval of Whitney Wolfe Herd. Subject to the exceptions and qualifications provided in the Buzz Holdings LPA, these matters include: (i) any issuance or transfer of any equity securities of any subsidiary of Buzz Holdings L.P. to the Blackstone Funds, (ii) any repurchase or redemption of equity securities of Buzz Holdings L.P. or its subsidiaries, (iii) entering into, amending or modifying, or waiving any provision of, any agreement or transaction with or involving the Blackstone Funds or any of its affiliates, other than ordinary course commercial agreements and certain other transactions, (iv) non-pro rata distributions by Buzz Holdings L.P., (v) with respect to any tax matter, taking any action that would reasonably be expected to have a materially adverse and disproportionate effect on Ms. Wolfe Herd relative to any other limited partner, (vi) the creation of any tax receivable agreement or similar agreement in which Ms. Wolfe Herd does not participate on substantially similar terms to the Blackstone Funds, (vii) the conversion or exchange of Ms. Wolfe Herd’s Common Units in certain transactions, and (viii) entering into any agreement or commitment to do any of the foregoing. The foregoing approval rights of Ms. Wolfe Herd will terminate at such time as Ms. Wolfe Herd no longer beneficially owns at least 50% of the Common Units beneficially owned by Ms. Wolfe Herd as of January 29, 2020 (as appropriately adjusted for any stock split, stock dividend, combination, reclassification, recapitalization, merger, consolidation, exchange or the like).

Tax Receivable Agreement

On February 10, 2021, the Issuer entered into a Tax Receivable Agreement with the Blackstone Funds and other pre-IPO owners who are party thereto (the “Tax Receivable Agreement”), which provides for the payment by the Issuer to such pre-IPO owners of 85% of the benefits, if any, that the Issuer actually realizes, or is deemed to realize (calculated using certain assumptions) pursuant to the terms of the Tax Receivable Agreement.

The description of the Stockholders Agreement, Registration Rights Agreement, Exchange Agreement, Buzz Holdings LPA and Tax Receivable Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of February 26, 2021, by and among the Reporting Persons (filed herewith).

Exhibit B	Stockholders Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on February 16, 2021).

Exhibit C	Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on February 16, 2021).

Exhibit D	Exchange Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 16, 2021).

Exhibit E	Buzz Holdings LPA (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 16, 2021).

Exhibit F	Tax Receivable Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 16, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2021

WHITNEY WOLFE HERD

By:	/s/ Whitney Wolfe Herd
Name:	Whitney Wolfe Herd

BEEHIVE HOLDINGS II, LP

By:	Beehive Holdings Management II, LLC, its general partner

By:	/s/ Whitney Wolfe Herd
Name:	Whitney Wolfe Herd
Title:	Managing Member

BEEHIVE HOLDINGS III, LP

By:	Beehive Holdings Management III, LLC, its general partner

By:	/s/ Whitney Wolfe Herd
Name:	Whitney Wolfe Herd
Title:	Managing Member

[Bumble Inc. – Schedule 13D]